EXHIBIT 21.1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
PCTEL (Shanghai) Wireless Telecommunications Products Co., Ltd.	China

PCTEL (Tianjin) Electronics Wireless Telecommunications Products Co., Ltd.	China

PCTEL (Israel) Ltd.	Israel

PCTEL Limited	United Kingdom

PCTEL Secure LLC	Delaware